May 14, 2012

Dear Investor:

As a result of certain questions that have arisen from the Company’s auditor regarding the accounting treatment applicable to the warrants issued to you on January 11, 2012 as part of the registered direct offering (the “Warrant” or “Warrant Agreement”), the Company deems it necessary and desirable to clarify the Warrant Agreement to reflect the original intent of the Warrant Agreement which was and is that the registered holders do not have the right to receive a net cash settlement in the event the Company does not maintain a (i) current prospectus or (ii) listing on a securities exchange or over the counter market, in each case relating to the common stock of the Company (“Common Stock”) issuable upon exercise of the Warrants at the time such Warrants are exercisable.

The Company hereby clarifies the Warrant Agreement that, in no event, will the registered holder of the Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement in shares of registered Common Stock. While the Common Stock underlying the Warrant is currently on an effective registration statement, in the event that the Common Stock underlying the Warrant is not (i) covered by an effective registration statement or (ii) listed on a securities exchange or over the counter market, the Warrant may expire unexercised or unredeemed.

Please let us know if you any questions or comments.

Regards,

Joel Brooks

Chief Financial Officer